

June 7, 2012

<u>Via E-mail</u>
Dennis J. Broderick
Executive Vice President, General Counsel and Secretary
Macy's Inc
7 West Seventh Street
Cincinnati, OH 45202

      **Re:    Macy's Inc**
             **Form 10-K for the Fiscal Year Ended January 28, 2012**
             **Filed March 28, 2012**
             **Response Dated June 4, 2012**
             **File No. 001-13536**

Dear Mr. Broderick:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Note 1. Organization and Summary of Significant  Accounting Policies, page F-8</u>

<u>Gift Cards, page F-11</u>

1. We note your response to prior comment 4; however you did not address whether or not you will provide revised disclosure in terms of the breakage amounts recognized in future filings. Please reconsider this portion of our prior comment.

2. In addition, we note your response to prior comment 4 that you do not believe the non-use of a gift card results in a sale transaction and hence you believe the recognition of breakage as a reduction of SG&A is appropriate. However, we remain unclear how your response supports the classification within SG&A rather than other income statement line items such as "other income". Please explain.

Note 4. Inventories, page 14

3.  We note your response to prior comment 5. However, we remain unclear about your statement that "[t]he Company has not recognized these LIFO credits because there are no previously recorded LIFO charges to recover … the Company's use of the LIFO method of reporting the Company's inventory as of the end of fiscal 2012 and 2011 results in the same valuation of such inventories using the FIFO method." In that regard, explain to us, in plain English, the meanings of "LIFO credits" and the phrase that "there are no previously recorded LIFO charges to recover". Explain to us how they interact in a low inflationary cost environment and hence LIFO costs approximate FIFO costs. In addition, provide us an example including journal entries used to demonstrate how your LIFO inventory accounting works as well as the lower of cost or market tests both in inflationary and deflationary cost environments.  We may have further comment.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

[cc:  Jill Barlow, General Counsel's Office]